One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

M. Hill Jeffries	Direct Dial: 404-881-7823	Email: hill.jeffries@alston.com

July 11, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Scott Anderegg
Attorney Advisor

Re:	First Cash Financial Services, Inc.
Registration Statement on Form S-4
Filed June 27, 2014
File No. 333-197081 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of First Cash Financial Services, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff of the Securities and Exchange Commission (the "Staff"), as transmitted by Mr. Scott Anderegg to the undersigned by telephone on July 9, 2014 (the “Comments”), regarding the Registration Statement referenced above. The Company is filing these responses on EDGAR concurrently with the filing of Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment incorporates changes responsive to the Comments. For your convenience, we have repeated each comment in italics prior to the response. The references to page numbers in the headings are to the original Registration Statement, and all references to page numbers in the Company’s responses below are to the Amendment.

July 11, 2014

The Exchange Offer, pages 21 and 25.

1.
We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

•	The Company has made the requested change on pages 23 and 27.

Undertakings, page II-10.

2.	Please include the undertakings set forth in Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

•	The Company has added these undertakings on page II-11.

Exhibit 5.1-Opinion of Alston & Bird LLP.

3.	Because one of the subsidiary guarantors is a Delaware limited liability company, please revise the first sentence of the sixth paragraph to also refer to the Delaware Limited Liability Company Act.

•	Alston & Bird has made the requested change on page 3 of its opinion letter filed as Exhibit 5.1.

Exhibit 5.2-Opinion of Holland & Hart LLP.

4.
Clauses (e) and (f) of the third paragraph have the effect of qualifying and limiting the opinions to the articles of incorporation and bylaws of each of the Colorado Subsidiaries as in effect on the date of the secretary’s certification (which we assume to be the date of your opinion letter). This assumes away the issue with regard to the effectiveness and applicability of the articles of incorporation and bylaws on the effective date of the registration statement, which is the relevant time. Please revise or delete these qualifications/limitations.

•
Holland & Hart LLP has revised clauses (e) and (f) in the third paragraph of its opinion letter filed as Exhibit 5.2 to eliminate the purportedly qualifying and limiting references to the effectiveness of the referenced documents. Holland & Hart LLP supplementally advises the Staff that the documents listed in the third paragraph are not intended to be included among the assumptions identified elsewhere in its opinion letter. Rather, the documents listed there simply identify with some specificity a number of the documents that were reviewed in connection with the preparation of its opinion letter.

July 11, 2014

5.
In the fifth paragraph, please revise the fourth sentence to state that you have reviewed, in addition to the Reviewed Documents, such documents as you have deemed necessary or appropriate as a basis for your opinions, rather than limiting the documents reviewed to the Reviewed Documents.

•	Holland & Hart LLP has revised the fifth paragraph of its opinion letter to comply with this comment.
Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or the Amendment or if we can be of service in facilitating your review.

Sincerely,

/s/ M. Hill Jeffries
M. Hill Jeffries

MHJ/dlp
cc:	R. Douglas Orr
First Cash Financial Services, Inc.